EXHIBIT 5.1

Fraser and Company
Barristers and Solicitors
1200 - 999 West Hastings Street,
Vancouver, BC, V6C 2W2
Phone (604) 669-5244
Fax (604) 669-5791

December 20, 2002

Securities and Exchange Commission
450 Fifth Avenue, NW
Washington, D.C., 20549

Re: Mayfair Mining & Minerals, Inc.

Gentlemen:

Please be advised that the following is our opinion regarding the offering:

1. Mayfair Mining & Minerals, Inc. (the "Company") is a duly and legally organized and existing Nevada State Corporation, with its registered office located in Reno, Nevada and its principal place of business located in Vancouver, British Columbia, Canada. The Articles of Incorporation and corporate registration fees were submitted to the Nevada Secretary of State's office and filed with the office on August 14, 2002. The Company's existence and form is valid and legal pursuant to the representation above.

2. The Company is a fully and duly incorporated Nevada corporate entity. The Company has one class of common stock at this time. Neither the Articles of Incorporation, Bylaws, and amendments thereto, nor subsequent resolutions change the non-assessable characteristics of the Company's common shares of stock. The common stock previously issued of the Company is in legal form and in compliance with the laws of the State of Nevada, and when such stock was issued it was fully paid for and non-assessable. The common stock to be sold under the Form SB-2 Registration Statement is likewise legal under the laws of the State of Nevada.

3. The Company's outstanding shares are all common shares. There are no liquidation preference rights held by any of the shareholders upon voluntary or involuntary liquidation of the Company.

4. The directors and officers of the Company are indemnified against all costs, expenses, judgments and liabilities, including attorney's fees, reasonably incurred by or imposed upon them or any of them in connection with or resulting from any action, suit or proceedings, civil or general, in which the officer or director is or may be made a party by reason of his being or having been such a director or officer. This indemnification is not exclusive of other rights to which such director or officer may be entitled as a matter of law.

5. By director's resolution, the Company has authorized the issuance of up to 1,500,000 shares of common stock.

The Company's Articles of Incorporation presently provide the authority to the Company to issue 75,000,000 shares of common stock, $0.001 par value. Therefore, a Board of Directors' resolution which authorized the issuance for sale of up to 1,500,000 of common stock, was be within the authority of the Company's directors and the shares, when issued, will be validly issued, fully paid and non-assessable.

Yours truly,

FRASER AND COMPANY

By: /s/ "Ailin Wan"